Klarna Group plc - Annual General Meeting, 22 June 2026: Results

On 22 June 2026, Klarna Group plc held its 2026 Annual General Meeting. Holders representing approximately 72.3% of total voting rights participated.

The Board appreciates the support shown by shareholders for the resolutions, all 12 of which passed at or above 99% of the votes cast.

Full voting results are set out below.

No.	Resolution	Votes For*	Votes Against*
1	To receive the Annual Report and Accounts for the year ended 31 December 2025	1,662,108,671	71,687
2	To receive and approve the Directors' Remuneration Report (excluding the Policy)	1,661,401,978	724,206
3	To receive and approve the Directors' Remuneration Policy	1,647,855,890	14,186,916
4	To re-appoint Ernst & Young LLP as auditors	1,662,127,372	50,425
5	To authorise the Audit Committee to agree the auditors' remuneration	1,662,029,099	103,591
6	To re-appoint Niclas Neglén as a Director	1,660,399,755	1,755,705
7	To re-appoint Andrew Reed as a Director	1,659,965,030	2,152,632
8	To re-appoint Mateusz Staniszewski as a Director	1,660,315,418	1,800,932
9	To re-appoint Markus Villig as a Director	1,660,310,466	1,801,578
10	To authorise political donations and expenditure	1,661,511,659	660,326
11	To authorise the Directors to allot shares	1,321,600,904	14,288,481
12	To authorise the disapplication of pre-emption rights pursuant to the authority given in Resolution 11	1,321,643,190	14,223,365

*Voting was conducted by poll. Record date: 12 June 2026. Ordinary shares carried one vote each and Class B shares carried ten votes each. Resolutions 1–11 were ordinary resolutions requiring a simple majority of votes cast; resolution 12 was a special resolution requiring a 75% majority of votes cast.